As filed with the Securities and Exchange Commission on September 11, 2002

Registration No. 333-49740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	71-0581897
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Charles D. Morgan
Chairman of the Board and President
(Company Leader)
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jeffrey J. Gearhart
Kutak Rock LLP
425 West Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

Approximate date of commencement of proposed sale to the public: Not Applicable.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. [ ]

This Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (No. 333-49740) shall hereafter become effective in accordance with the provisions of Section 8(c) of the Securities Act of 1933, as amended.

Deregistration of Securities

On November 13, 2000, Acxiom Corporation (the "Registrant") filed a registration statement on Form S-3 (No. 333-49740), (as amended by Post Effective Amendment No. 1 filed on January 3, 2001, the "Registration Statement"), which registered for resale by the selling stockholder named therein 3,604,000 shares of the Registrant's common stock, par value $.10 per share, along with the associated Preferred Stock Purchase Rights. The Registrant's contractual obligations to the selling stockholder to maintain the effectiveness of the Registration Statement have expired. Accordingly, pursuant to the undertaking contained in the Registration Statement, the Registrant is filing this Post-Effective Amendment No. 2 to terminate the Registration Statement and to deregister all securities registered pursuant to the Registration Statement remaining unsold as of the date this Post-Effective Amendment No. 2 is filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Acxiom certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on September 11, 2002.

ACXIOM CORPORATION

By: /s/ Catherine L. Hughes
Catherine L. Hughes
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated, on September 11, 2002:

Signature	Title
/s/ Dr. Ann Hayes Die * (Dr. Ann Hayes Die)	Director
/s/ William T. Dillard II* (William T. Dillard II)	Director
/s/ Harry C. Gambill* (Harry C. Gambill)	Director
/s/ Rodger S. Kline* (Rodger S. Kline)	Director and Company Operations Leader
/s/ Thomas F. (Mack) McLarty, III* (Thomas F. (Mack) McLarty, III)	Director
/s/ Charles D. Morgan* (Charles D. Morgan)	Chairman of the Board and Company Leader (principal executive officer)
/s/ Stephen M. Patterson* (Stephen M. Patterson)	Director
/s/ Jefferson D. Stalnaker (Jefferson D. Stalnaker)	Company Financial Operations Leader (principal financial and accounting officer)
/s/ James T. Womble* (James T. Womble)	Director

*By: /s/ Catherine L. Hughes
(Catherine L. Hughes, Attorney-in-Fact)